UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of February 2007

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                                                    9 February 2007

                                                            BioProgress plc

   Completion of licensing agreement with Uluru on novel Oradisc™ product for the treatment of mouth ulcers and mouth pain in Europe

London,  UK, 9 February 2007:  BioProgress plc  ('BioProgress' or the 'Company') (AIM: BPRG;  NASDAQ:  BPRG), the speciality pharma and healthcare  company,  has today  announced that it has completed a licensing  agreement with Uluru Inc, for a specific  product for the treatment of mouth ulcers using Uluru's Oradisc™ technology.

The product agreement is in addition to the current anti-emetic product already in development between the two parties.

The product is being positioned within  BioProgress's  strategy of patient  supportive care,  especially with painful conditions of the mouth  such as that seen when  patients  are  undergoing  oncology  treatment.  The  product  is  expected  to be  available  both as a prescription  medicine and as an Over the Counter  medicine.  BioProgress  will be marketing the product  within the European,  CIS and
Middle East  regions.  The product will be applied for market  approval  within the second half of 2007.  The current  market in the UK alone is £28.8m (IRI/PAGB 2005).

It is expected that  BioProgress will develop a broad,  product-based  franchise in the area of sore mouth conditions - a major area of unmet need. It plans to be the leading  dominant  player  within the EU and Middle East Regions with a focus on using  soluble  polymer technology, whether in film or as liquid.

BioProgress will pay an initial  milestone  payment of $600,000 for the exclusive  rights to the product with further  milestones based upon regulatory and sales based milestones.

Steve Martin, Chief Development Officer, BioProgress, said:
"BioProgress is pleased that the relationship with Uluru is delivering  products to add to our growing portfolio.  It is important that the Company is able to gain a critical mass within the area of sore mouth  conditions,  ranging from xerostomia (dry mouth),  mucositis
(inflammation of the mucous membranes) to mouth  ulcerations.  The area has a broad market in that products can be used as prescription medicines,  Over the Counter  Medicines and importantly into the dental arena.  This also enhances brands such as Collunovar which were previous purchased within Dexo France.

Having a broad  commercialisation  strategy  enables  BioProgress  to  maximise  rapid  revenues  from the  projects.  With an enhanced regulatory team and increases in our operational  management we are pleased that such  partnerships  will enhance the current  strategy of BioProgress."

For further information:

BioProgress Plc                                                                    + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO
Hiral Patel, CFO

Buchanan Communications                                                            + 44 (0) 20 7466 5000
Rebecca Skye Dietrich/Mark Court

About BioProgress
BioProgress plc is an innovative  specialty  pharmaceutical and healthcare  business based around its platform  technologies in polymer and film systems.  Listed on London's AIM in May 2003 and on US NASDAQ in October 2004,  the company has over 80 patents  granted or in application  within 24 patent families and has product  development  agreements and strategic  alliances with several global companies.
As a virtually  integrated  business,  BioProgress  has acquired  sales and  marketing  resources  within Europe and the US as a launch mechanism for its own  pharmaceutical  products.  The business  continues to develop  innovative  delivery  mechanisms  using its XGEL™
polymer  technology,  replacing  the need to use  animal-derived  gelatine  in  pharmaceutical  and  healthcare  products.  For further information please go to www.bioprogress.com

Forward-Looking Information.
The Ordinary  Shares of  BioProgress  plc are  registered  under the US  Securities  and Exchange Act of 1934. To the extent that this announcement  contains certain  "forward-looking  statements"  within the meaning of the Private  Securities  Litigation  Reform Act of
1995, this paragraph  applies.   These  statements are based on management's  current  expectations  and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from the expectations  contained in the forward-looking  statements.  The forward-looking  statements in this release include  statements  addressing  future financial and operating  results and the timing and
benefits of the  reorganisation.   Detailed  information about factors pertinent to the business of the company that could cause actual
results  to differ is set forth in the  Company"s  filings  with the  Securities  and  Exchange  Commission.   The  Company is under no
obligation to (and expressly  disclaim any such obligation to) update or alter its  forward-looking  statements  whether as a result of new  information,  future  events  or  otherwise.  This  announcement  is for  information  only and does not  constitute  an offer or invitation  to acquire or dispose of any  securities  or  investment  advice. The  distribution  of the  announcement  and/or issue of securities in certain  jurisdictions may be restricted by law. Persons into whose possession this  announcement  comes are required to inform themselves about and to observe such restrictions.

ULURU Inc. is an emerging  specialty  pharmaceutical  company  focused on the development of a portfolio of wound  management,  plastic surgery and oral care products to provide patients and consumers improved clinical outcomes through  controlled  delivery utilizing its innovative transmucosal delivery system and Hydrogel Nanoparticle Aggregate technology.

END

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: February 9, 2007